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                             July 29, 2020

       Trevor Bezdek
       Co-Chief Executive Officer
       GoodRx Holdings, Inc.
       233 Wilshire Blvd., Suite 990
       Santa Monica, CA 90401

                                                        Re: GoodRx Holdings,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 2,
2020
                                                            CIK: 0001809519

       Dear Mr. Bezdek:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Summary Consolidated Financial and Operating Data
       Non-GAAP Financial Measures, page 15

   1.                                                   Refer to footnote (1).
Explain to us why it is appropriate to characterize cash bonuses paid to employees as
financing related expenses.
   2. Regarding the cash bonuses included in adjustments (1) and (2), explain to us why the exclusion of cash
compensation does not result in a Non-GAAP performance measure that is misleading. Refer to
the guidance in Question 100.01 of the Division   s Non-GAAP
                                                        Compliance & Disclosure
Interpretations (   CD&Is   ).
 Trevor Bezdek
FirstName  LastNameTrevor Bezdek
GoodRx Holdings,  Inc.
Comapany
July       NameGoodRx Holdings, Inc.
     29, 2020
July 29,
Page  2 2020 Page 2
FirstName LastName
Risk Factors
"We rely on a limited number of industry participants", page 23

3. You state that your three largest PBM partners accounted for 60% of your revenue in
         2018, 55% of your revenue in 2019 and 50% of your revenue in the first quarter of 2020.
         Please disclose the percentage amount of revenue that is individually attributable to
         Navitus, MedImpact and Optum. Discuss the material terms of your agreements with these PBMs, including any termination provisions. Finally, tell us whether you intend to file the agreements with the PBMs as exhibits. See Item 601(b)(10) of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 76

4. We note the Consumer Cumulative Savings chart highlighting $20 billion+ in consumer savings. Please revise your disclosure to explain how the amount saved by consumers impacts revenue. Specifically, please tell us whether the amount saved is directly correlated with the amount of revenue the company generates and whether there are any known trends regarding that correlation over the time period presented.
5. Your contracts with Pharmacy Benefit Managers "provide for fees that can be a percentage of the fees that the PBM charges to the pharmacy or a fixed fee per transaction." Please quantify the percentage of your prescription transactions revenue that is attributable to contracts consisting of fixed fee arrangements versus percentage of fee arrangements. Discuss any trends or uncertainties related to your fee arrangements.

Key Financial and Operating Metrics, page 80

6. Please discuss the extent to which monthly active users, which is defined as unique consumers who have used a GoodRx code to purchase a prescription in a given calendar month, may be counted more than once when measured on a quarterly basis. In this regard, discuss whether returning customers with prescriptions that extend beyond one calendar month are counted as a unique consumer in each month they fill a prescription.
         Also discuss how unique consumers with multiple prescriptions are counted.
7. You state that a survey you conducted indicated that approximately 36%, 36%, 23% and
         4% of your consumers had commercial insurance, Medicare, no insurance and Medicaid, respectively. Discuss any trends or uncertainties related to the mix of customers with public health insurance coverage such as Medicare and Medicaid and customers with private health insurance.
8. You disclose that over 80% of transactions for your prescription offering have come from repeat activity. Describe how you measure repeat activity and how you calculated this statistic. Please tell us what consideration you gave to disclosing the repeat activity separately for each fiscal year presented or each quarter for which you present monthly active customers.
 Trevor Bezdek
GoodRx Holdings, Inc.
July 29, 2020
Page 3
Government Regulation, page 116

9. We note your disclosure that you may use third-party service providers to collect and process potentially sensitive customer data. In addition, you disclose on page 43 that you rely on third parties for critical aspects of your business. Please revise your disclosure to discuss the third party agreements you have and provide the material terms of those agreements.
Liquidity and Capital Resources, page 116

10. We note you plan to move to a new facility in Santa Monica by the fourth quarter 2020. If material, please discuss the anticipated impact on your future liquidity and results of operations.
Certain Relationships and Related Party Transactions, page 139

11. You state that "as a result of this offering, most of the provisions set forth in the amended and restated stockholders agreement that apply to us will terminate." Please revise your disclosure to specifically state which provisions of the stockholder agreement will survive completion of this offering.
Services Agreement, page 140

12. You indicated that you did not pay any management fees to Silver Lake Management
         Company V, L.L.C., or SLMC under your services agreement with them. Please make clear whether SLMC rendered any services to you in 2018 and 2019 and whether any amounts are due to them or were waived by them.
Principal Stockholders, page 141

13. Please revise to identify the natural persons with voting and/or dispositive control of the shares held by Idea Men, LLC.
Financial Statements, page F-1

14. We note in your Explanatory Note that you have omitted your unaudited financial statements as of March 31, 2020 and for each of the three months ended March 31, 2019 and 2020 "because they relate to historical periods that we believe will not be required to be included in the prospectus at the time of the contemplated offering." Note that interim financial information that will be included in the required financial information of a longer
FirstName LastNameTrevor Bezdek
       historical period, relate to that historical period. Please confirm that you will include all
Comapany     NameGoodRx
       financial informationHoldings,
                               requiredInc.
                                         by Regulation S-X in your first
publically filed registration
July 29,statement.
          2020 Page 3
FirstName LastName
 Trevor Bezdek
FirstName  LastNameTrevor Bezdek
GoodRx Holdings,  Inc.
Comapany
July       NameGoodRx Holdings, Inc.
     29, 2020
July 29,
Page  4 2020 Page 4
FirstName LastName
2. Summary of Significant Accounting Policies
Accounts Receivable and Allowance for Doubtful Accounts, page F-9

15. We note accounts receivable are recorded at the invoiced amount by various customers
         (primarily PBMs), net of an allowance for doubtful accounts. We also note that the
         Company generally invoices the PBMs for fills that occurred in the preceding month.
         Please separately disclose, as a contract asset, unbilled amounts that you estimate as revenue in the current month. Refer to ASC 606-10-45-3.
15. Stock-Based Compensation, page F-27

16. Please disclose the nature of any dividend equivalent rights and indicate the stock awards to which such rights may accrue. Also clarify your treatment of these stock awards in the calculation of earnings per share, in your policy note on page F-15. We note your disclosure on page 135.
16. Basic and Diluted Earnings Per Share
Numerator, page F-30

17. Please disclose how you determined the undistributed earnings to participating securities and identify the participating securities.
18. Subsequent Events
Events Subsequent to Original Issuance of the Consolidated Financial Statements (Unaudited), page F-33

18. Please disclose the fair value and vesting conditions of the options to purchase 5.6 million shares of stock granted prior to April 28, 2020. Similarly, disclose the fair value of the options to purchase 2.9 million shares of common stock granted between April 28, 2020 and July 2, 2020. Regarding the stock options to purchase 0.6 million shares of common stock that vest upon continued service and the achievement of both performance and market conditions, disclose the per share prices necessary for vesting. Also disclose the total amount of compensation expense that you anticipate will be recognized upon your
         IPO.
General

19. Please identify the party who produced the commissioned survey that you reference on page 105. Provide a consent pursuant to Rule 436 under the Securities Act.
20. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Trevor Bezdek
GoodRx Holdings, Inc.
July 29, 2020
Page 5

        You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jan Woo, Legal branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,
FirstName LastNameTrevor Bezdek
                                                          Division of
Corporation Finance
Comapany NameGoodRx Holdings, Inc.
                                                          Office of Technology
July 29, 2020 Page 5
cc:       Benjamin J. Cohen
FirstName LastName